[redacted]

08025374

Processing Section

FEB 21 2008

Washington, DC 101

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warner Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 5TH STREET, SUITE 100
(No. and Street)

SIOUX CITY	IA	51101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS H. VAUGHAN II (402) 393-5103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER, & WILLIAMS, PC
(Name – *if individual, state last, first, middle name*)

P. O. BOX 1528	SIOUX CITY	IA	51102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 2/22

2/25

OATH OR AFFIRMATION

I, R. DEAN PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WARNER GROUP, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

EXECUTIVE VICE PRESIDENT

Title

Notary Public

GENERAL NOTARY-State of Nebraska
LINDA R. DODGE
My Comm. Exp. Feb. 16, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

* * * * * * * *

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Warner Group, Inc.
Sioux City, Iowa

We have audited the accompanying statements of financial condition of WARNER GROUP, INC. (a wholly-owned subsidiary of WGHC, Inc.), as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Group, Inc., as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henjes, Conner & Williams, P.C.

Certified Public Accountants

Sioux City, Iowa
January 31, 2008

WARNER GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash and Cash Equivalents	$ 502,153	$ 584,813
Securities Owned	3,300	3,300
Commissions Receivable	157,025	209,044
Other Receivables	18,126	17,075
Clearing Deposits	40,000	40,000
Income Taxes Receivable	5,400	-
Prepaid Expenses	101,003	106,404
Employee Receivables	284	285
Deferred Tax Asset - Note 7	5,627	-
Broker License	20,000	20,000
Total Assets	$ 852,918	$ 980,921

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
LIABILITIES		
Accounts Payable	$ 82,687	$ 130,599
Customer Deposits	2,928	2,928
Due to WGHC, Inc. - Note 6	-	11,312
Commissions and Bonuses Payable	184,774	166,337
Payroll Taxes Payable	39,765	50,276
Income Taxes Payable	-	2,315
Total Liabilities	$ 310,154	$ 363,767
STOCKHOLDERS' EQUITY		
Common Stock ($.10 Par, 100,000 Shares Authorized, 27,085 Shares Issued and Outstanding)	$ 2,709	$ 2,709
Additional Paid-In Capital	6,662	6,662
Retained Earnings	533,393	607,783
Total Stockholders' Equity	$ 542,764	$ 617,154
Total Liabilities and Stockholders' Equity	$ 852,918	$ 980,921

The Accompanying Notes Are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007		2006	
	Amount	% to Sales	Amount	% to Sales
REVENUE				
Commissions	$ 2,944,425	88.4 %	$ 3,331,946	91.5 %
Interest and Other Income .	385,928	11.6	308,955	8.5
Total Revenues	$ 3,330,353	100.0 %	$ 3,640,901	100.0 %
PRODUCTION EXPENSES				
Commissions and Broker Expenses	$ 1,619,266	48.6 %	$ 1,801,867	49.5 %
Clearing Expenses	238,121	7.2	263,216	7.2
Payroll Taxes and Employee Benefits	222,556	6.7	230,061	6.3
Total Production Expenses	$ 2,079,943	62.5 %	$ 2,295,144	63.0 %
Gross Profit	$ 1,250,410	37.5 %	$ 1,345,757	37.0 %
GENERAL AND ADMINISTRATIVE EXPENSES				
Office Salaries	$ 426,135	12.8 %	$ 441,142	12.1 %
Market Quotation Service .	53,467	1.6	56,517	1.6
Dues and Subscriptions ..	18,417	.6	17,645	.5
Insurance	25,079	.8	28,621	.8
Entertainment and Travel .	48,154	1.4	73,499	2.0
Advertising	38,185	1.1	52,392	1.4
Office Expense	32,574	1.0	38,309	1.1
Postage	20,346	.6	24,755	.7
Telephone	37,057	1.1	37,813	1.0
Rent and Equipment Leases - Note 2	264,972	8.0	250,367	6.9
Training	4,978	.2	9,455	.3
Payroll Taxes and Employee Benefits	134,215	4.0	112,190	3.1
Registration Fees	41,104	1.2	48,108	1.3
Consultant Fees	1,550	-	1,436	-
Professional Services ...	144,304	4.3	5,037	.1
Utilities	6,946	.2	8,189	.2
Cleaning, Repairs and Maintenance	38,344	1.2	32,282	.9
Total Expenses	$ 1,335,827	40.1 %	$ 1,237,757	34.0 %
Operating Income (Loss)	$(85,417)	(2.6)%	$ 108,000	3.0 %
Income Taxes (Benefit) - Note 7	(11,027)	(.4)	37,648	1.0 %
Net Income (Loss) ..	$(74,390)	(2.2)%	$ 70,352	2.0 %

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at December 31, 2005	$ 2,709	$ 6,662	$ 537,431
Net Income for 2006			70,352
Balances at December 31, 2006	$ 2,709	$ 6,662	$ 607,783
Net (Loss) for 2007			(74,390)
Balances at December 31, 2007	$ 2,709	$ 6,662	$ 533,393

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Subordinated Liabilities at December 31, 2005	-
Subordinated Liabilities Incurred During the Year Ended December 31, 2006	-
Subordinated Liabilities at December 31, 2006	-
Subordinated Liabilities Incurred During the Year Ended December 31, 2007	-
Subordinated Liabilities at December 31, 2007	-

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received for Commissions	$ 2,996,444	$ 3,392,067
Cash Received for Other Income	355,623	286,996
Cash Paid to Suppliers and Employees	(3,461,666)	(3,717,828)
Cash Paid for Income Taxes	(2,315)	(1,960)
Cash Received for Interest Income	29,254	31,566
Net Cash (Used) by Operating Activities	$(82,660)	$(9,159)
Net (Decrease) in Cash and Cash Equivalents	$(82,660)	$(9,159)
Cash and Cash Equivalents at Beginning of Year ..	584,813	593,972
Cash and Cash Equivalents at End of Year	$ 502,153	$ 584,813
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH (USED) BY OPERATING ACTIVITIES		
Net Income (Loss)	$(74,390)	$ 70,352
Adjustments to Reconcile Net Income (Loss) to Net Cash (Used) by Operating Activities:		
Decrease in Commissions Receivable	$ 52,019	$ 60,121
(Increase) Decrease in Other Receivables .	(1,051)	9,607
(Increase) in Income Taxes Receivable ...	(5,400)	-
Decrease in Prepaid Expenses	5,401	12,441
Decrease in Employee Receivables	1	1,450
(Increase) Decrease in Deferred Tax Asset .	(5,627)	37,293
(Decrease) in Accounts Payable	(47,912)	(86,765)
(Decrease) in Due to WGHC, Inc.	(11,312)	(32,162)
Increase (Decrease) in Commissions and Bonuses Payable	18,437	(69,631)
(Decrease) in Payroll Taxes Payable	(10,511)	(14,180)
Increase (Decrease) in Income Taxes Payable	(2,315)	2,315
Total Adjustments	$(8,270)	$(79,511)
Net Cash (Used) by Operating Activities	$(82,660)	$(9,159)

The Accompanying Notes are an Integral Part of These Financial Statements

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Warner Group, Inc., a wholly-owned subsidiary of WGHC, Inc., is a broker/dealer authorized to do business in several states but primarily does business in Nebraska, Iowa and South Dakota. The Company began doing business on May 8, 1992, and is the continuation of a business that was acquired and operated under the same name. Currently, offices are located in Sioux City, Waterloo and Waverly, Iowa, and Omaha, Nebraska.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Receivables consist of allowable and unallowable commissions earned in December of each year. No allowance for doubtful accounts is provided. Management considers all receivables to be fully collectible.

Note 2 - LEASES

The Company leases its office space for $15,030 per month with minimum future payments as follows:

December, 2008	$ 136,967
December, 2009	$ 134,257
December, 2010	$ 135,319
December, 2011	$ 18,166
December, 2012	-

The leases are for several different locations and expire at different times. Rent expense was $180,228 and $164,696 at December 31, 2007 and 2006, respectively.

Note 2 - LEASES
(Cont.)

The Company also leases various equipment on a month-to-month basis. Lease expense for the years ended December 31, 2007 and 2006, was $84,744 and $85,671, respectively. A majority of the equipment leases were with the Company's parent company. See Note 6.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to four percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2007, the Company had net capital of $388,479, which was $338,479 in excess of its required net capital. The Company's net capital ratio was .80 to 1. At December 31, 2006, the Company had net capital of $469,561, which was $419,561 in excess of its required net capital. The Company's net capital ratio was .77 to 1.

Note 4 - LEGAL SETTLEMENT

The Company was involved in a lawsuit filed by one of its customers that was settled through mediation in 2005. As a result of this situation, the Securities and Exchange Commission (SEC) performed an examination of the Company's books and records. As of December 31, 2007, the SEC has not issued a final report.

Note 5 - RETIREMENT PLAN

The Company has a 401(K) retirement plan that allows discretionary and/or matching contributions by the Company. The Company has accrued a $60,000 contribution for the year ended December 31, 2007, and contributed $53,624 to the plan for the year ended December 31, 2006.

Note 6 - RELATED-PARTY TRANSACTIONS

The Company has been leasing equipment from its parent company in transactions that are considered operating leases. There are no future minimum lease payments due to the merger discussed in more detail in Note 9.

Total lease expense to WGHC, Inc. for the years ended December 31, 2007 and 2006, was $49,065 and $61,306, respectively.

At December 31, 2007 and 2006, the Company owed WGHC, Inc. the following:

	2007	2006
Accrued Expenses	-	$ 11,312

Note 7 - INCOME TAXES

The Company filed a consolidated income tax return with its parent company, WGHC, Inc. Warner Group, Inc.'s income tax provision (benefit) consists of the following:

	2007	2006
Federal	$(3,156)	$ 57
State	(2,244)	298
Deferred Expense (Benefit)	(5,627)	37,293
	$(11,027)	$ 37,648

Deferred taxes were created due to timing differences in expense recognition and Warner Group's net operating loss carryforward for tax purposes. The Company has a Federal net operating loss carryforward of $25,953 and an Iowa net operating loss carryforward of $10,756 that will expire on December 31, 2027. The Company also has a Nebraska net operating loss carryforward of $2,697 that will expire on December 31, 2012.

Note 8 - OFF-BALANCE SHEET RISK

At December 31, 2007 and 2006, and at times during the years, the Company had total cash balances greater than $100,000 per bank. The banks have FDIC insurance that insures depositors' accounts up to $100,000. The Company has exposure on any amount that exceeds $100,000, should that financial institution fail.

Note 9 - MERGER

Pursuant to the approval of its board of directors and the shareholders of its parent company at meetings held in October of 2007, Warner Group, Inc. merged with its parent, WGHC, Inc., following the close of business on December 31, 2007. Warner Group, Inc. is the surviving entity, issuing 27,085 shares of its stock in exchange for the 22,890 shares of WGHC, Inc. stock.

Note 10 - CAPITAL WITHDRAWALS

Due to recent employee stockholder retirements, the Company anticipates approximately $330,000 of capital withdrawals during the first six months of 2008. The shares will be offered to other stockholders, and the Company expects the shares to be renewed.

WARNER GROUP, INC. SCHEDULE I

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
NET CAPITAL		
Total Stockholders' Equity	$ 542,764	$ 617,154
Deduct Stockholders' Equity Not Allowable for Net Capital	-	-
Total Stockholders' Equity Qualified for Net Capital	$ 542,764	$ 617,154
Add:		
A. Allowable Subordinated Borrowings	-	-
Total Capital and Allowable Subordinated Borrowings	$ 542,764	$ 617,154
Deductions and/or Charges:		
A. Non-Allowable Assets		
Prepaid Expenses	$ 101,003	$ 106,404
Broker License	20,000	20,000
Miscellaneous Receivables	18,410	17,360
Income Taxes Receivable	5,400	-
Securities Not Readily Marketable	3,300	3,300
Deferred Tax Asset	5,627	-
	$ 153,740	$ 147,064
Net Capital Before Haircuts on Securities Positions	$ 389,024	$ 470,090
Haircuts on Securities (Computed Pursuant to Rule 15c3-1(f))	545	529
Net Capital	$ 388,479	$ 469,561
AGGREGATE INDEBTEDNESS		
Commissions and Bonuses Payable	$ 184,774	$ 166,337
Customer Deposits	2,928	2,928
Payroll Taxes Payable	39,765	50,276
Income Taxes Payable	-	2,315
Other Accounts Payable and Accrued Expenses	82,687	141,911
Total Aggregate Indebtedness	$ 310,154	$ 363,767
COMPUTATION OF NET CAPITAL		
Minimum Net Capital Required	$ 50,000	$ 50,000
Excess Net Capital at 1,500 Percent	$ 338,479	$ 419,561
Excess Net Capital at 1,000 Percent (Net Capital - 10% of Aggregate Indebtedness)	$ 357,464	$ 433,184
Ratio: Aggregate Indebtedness to Net Capital	.80 to 1	.77 to 1

The above calculations are based on Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodities Exchange Act. There is no material difference from this schedule and the Company's computation, included in Part II of Form X-17A-5, as of December 31, 2007.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007 AND 2006

There are no reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 because the Company is exempt under Rule 15c3-3(k)(2)(ii). The Company operates as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION UNDER REGULATION 1.16

The Company is exempt from the segregation requirements of Regulation 1.16 of the Commodity Exchange Act because it is an introducing broker.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Warner Group, Inc.
Sioux City, Iowa

In planning and performing our audit of the financial statements of WARNER GROUP, INC., for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Henjes, Conner + Williams, P.C.
Certified Public Accountants

Sioux City, Iowa
January 31, 2008

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

Board of Directors
Warner Group, Inc.
Sioux City, Iowa

In planning and performing our audit of the financial statements of WARNER GROUP, INC., for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

2. The daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commodity Futures Trading Commission (CFTC), and other regulatory agencies that rely on Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

Henjes, Conner + Williams, P.C.

Certified Public Accountants

Sioux City, Iowa
January 31, 2008

END